
Mail Stop 7010

June 15, 2009

John M. Stephens
Senior Vice President and Chief Financial Officer
Standard Pacific Corp.
26 Technology Drive
Irvine, CA 92618-2338

> **Re:     Standard Pacific Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-10959**

Dear Mr. Stephens:

We have reviewed your responses and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 8. Financial Statements and Supplementary Data, page 51
Note 12. Stockholders' Equity, page 75

1.      We note your response to prior comment 5.  Please help us more fully understand how you determined that May 26, 2008 was the commitment date for the Senior Preferred Stock and the Series B Junior Participating Convertible Preferred Stock in light of the fact that the conversion of the Senior Preferred Stock was subject to stockholder approval.  We note that the definition of a "commitment date" in paragraph 16 of EITF 00-27 indicates that "The agreement specifies all significant

terms, including….the timing of the transaction." We also note that paragraph 17 addresses a commitment that is subject to shareholder approval. Please fully explain how you determined that the May 26, 2008 commitment date meets the provisions of EITF 00-27. Also, please fully explain what remedies were available to the Company and the investor if shareholder approval was not obtained.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3772 if you have questions regarding the financial statements or related issues, or Dietrich King at (202) 551-3338 with any other questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief